UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-6/A

Amendment No. 3

APPLICATION UNDER SECTION 310(a)(1) OF THE TRUST INDENTURE

ACT OF 1939 FOR DETERMINATION OF ELIGIBILITY OF A FOREIGN PERSON

TO ACT AS INSTITUTIONAL TRUSTEE

Odyssey Trust Company

(Exact name of trustee as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1230-300 5th Avenue SW, T2P 3C4, Calgary, Alberta, Canada

(Address and telephone number of principal executive offices)

Odyssey Transfer and Trust Company

2155 Woodlane Drive, Suite 100

Woodbury, MN 55125

(612)-482-5100

(Name, address and telephone number of agent for service)

The Cannabist Company Holdings Inc.

The Cannabist Company Holdings

(Canada) Inc.

(Exact name of obligor as specified in its charter)

Ontario, Canada Canada	98-1488978 N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

321 Billerica Road, Suite 204, Chelmsford, MA 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario	01824 M5L 1B9
(Address of principal executive offices)	(Zip code)

9.25% Senior Secured Notes due December 31, 2028

9.0% Senior Secured Convertible Notes due December 31, 2028

(Title of the indenture securities)

EXPLANATORY NOTE:

Odyssey Trust Company is filing this Amendment No. 3 on Form T-6/A in order to amend Item 15 of its application under Section 310(a)(1) of the Trust Indenture Act of 1939 for determination of eligibility of a foreign person to act as institutional trustee on Form T-6 originally filed with the Securities and Exchange Commission on April 7, 2025.

Item 1. General information.

Furnish the following information as to the trustee —

(a)	Name and address of each examining or supervising authority to which it is subject.

Office of the Superintendent of Financial institutions (OSFI)

255 Albert Street Ottawa, Ontario, K1A OH2, Canada

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with obligor.

No affiliations

Items 3-14. Not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee

Item 15. Substantial Equivalency of Trust Regulation in the Foreign Jurisdiction and Eligibility of United States Trustees to Act as Sole Trustees in the Foreign Jurisdiction

(a) In SEC Release Nos. 33-6889, 39-2661 (Mar. 22, 1991) (the “Release”), the Commission proposed permitting certain Canadian indenture trustees to act as sole trustees under indentures qualified or to be qualified under the Trust Indenture Act of 1939 (the “Act”) in connection with offerings under the multijurisdictional disclosure system with Canada. That proposal was adopted with the issuance of Rule 10a-5 pursuant to SEC Release Nos. 33-6902, 34-29354, 29-2267 (June 21, 1991). In the Release, the Commission described the laws and regulation in Canada relating to the supervision and examination of indenture trustees under the Trust Companies Act (Canada) (“CTCA”), the Loan and Trust Corporations Act (Ontario) (“OTCA”) and the Deposit Insurance Corporation Act (“CDICA”). The Release states in part (footnotes and citations omitted):

In both the United States and Canada, corporations authorized to exercise trust powers are predominantly depositary institutions. Trust companies are organized under federal law in both countries, under state law in the United States, and under provincial law in Canada.

Under the U.S. regulatory scheme for institutional trustees, the Comptroller of the Currency, who has supervisory responsibility for national banks, is authorized to grant special permits to national banks authorizing the exercise of trust powers to the same extent as such powers are allowed to state banks in the same jurisdiction. State banking laws create licensing authority for the conduct of corporate trust powers for banks chartered under their authority. For example, a bank that is also authorized as a trust company under New York law has the fiduciary power “[t]o take, accept and execute any and all such trusts, duties and powers of whatever nature and description as may be conferred upon or entrusted or committed to it by any persons, or any corporation.”

Trust companies eligible to act as indenture trustees under the CTCA and Canadian provincial law are authorized under such laws to exercise corporate trust powers. Under the CTCA, no company may commence the business of exercising trust powers unless it obtains a certificate from the Office of the Superintendent of Financial Institutions (“OSFI”). Powers specified in the CTCA include the power to “accept and execute all such trusts of every description and nature as are entrusted to it by any government or person, or committed or transferred to it by the order of a judge or by the order, judgment or decree of any court in Canada or elsewhere.” (. . .)

In the United States and Canada, regulation of trust companies that are also depositary institutions may be effected through federal agencies, through state or provincial agencies, or concurrently by federal and state or provincial agencies. In all cases, the depositary institutions are subject to substantive regulation of business under the supervision and examination of the responsible agencies. The common objective of these regulatory systems is the safety and soundness of the depositary institution. To this end, U.S. and Canadian examination procedures and the licensing and chartering procedures referred to earlier are designed to assess the financial condition, management and systems of internal control of the supervised institution.

National banks in the United States are subject to examination at least annually by the Comptroller of the Currency, a process that includes preparation of an annual report of the bank’s conduct of trust activities. National banks acting as trustees must segregate assets held in fiduciary capacities from general assets and maintain separate books and records for assets held in fiduciary capacities. Trust powers granted by the Comptroller are subject to revocation if, in the Comptroller’s opinion, such powers have been exercised unlawfully or unsoundly.

Depending on where the trustee is incorporated, a Canadian trust company is subject to supervision and examination by a responsible authority under either the CTCA or parallel provincial law. The conduct of corporate trusteeships under indentures is within the regulatory and supervisory power of the federal and provincial authorities. Canadian trust companies formed under provincial laws that participate in the Canadian deposit insurance system are subject to supervision and examination under the CDICA in addition to concurrent provincial regulation.

The CTCA provides an extensive regulatory scheme for corporate trustees subject to federal law. At least annually, such trustees are examined by OSFI. The OSFI describes its fundamental objectives in the examination process to include assessing of financial solvency and ensuring compliance with legislative obligations. The examination of the trust company’s condition is required to include inspection of the books of such trustee’s officers, agents, and employees. The enforcement powers of OSFI include “cease and refrain” power to correct unsafe or unsound practices and the power to order remedial action as deemed necessary.

Provincially incorporated trust companies that are members of the Canadian deposit insurance system must be examined annually by a representative of the Canada Deposit Insurance Corporation (“CDIC”). The examination report for a CDIC member is required to include the examiner’s opinion whether the operations of the member institution are conducted according to standards of sound business and financial practice, and whether the institution is in satisfactory financial condition. If the CDIC finds any deficiency in these matters, the CDIC will notify the member of the matter requiring remedial action. If corrective measures are not satisfactory, the institution’s membership may be revoked and its deposit insurance terminated.

In June 1992, the Trust and Loan Companies Act (Canada) (the “TLCA”) replaced the CTCA and the Loan Companies Act (Canada) as part of a federal initiative to consolidate the legislation and regulatory frameworks applicable to federal loan and trust companies into a single piece of financial services legislation. The TLCA allows federal institutions to engage in both loan and trust services under a unified license and be subject to harmonized rules for corporate governance, capital adequacy and regulatory oversight. The TLCA is substantively equivalent to the CTCA, however, it expanded the provisions relating to the supervision and examination of federal regulated Canadian indenture trustees that existed under the CTCA, making such provisions more rigorous. The TLCA appoints OSFI as the regulatory body responsible for the supervision and examination of federal trust companies, which is the same regulatory body appointed under the CTCA. Under the TLCA, federal trust companies are required to file audited financial statements and an auditor’s report with OSFI each year in addition to delivering corporate governance certifications. Federal trust companies are also subject to ongoing obligations to disclose material changes to the business or capital of a trust company to OSFI. In addition, OSFI has the ability to conduct examinations and review the books and records of a trust company.

The TLCA also expanded the regulatory compliance requirements beyond those included in the CTCA to include limitations on self-dealing and related party transactions as well as obligations of disclosure and approval requirements that ensure such transactions are completed on arm’s length terms.

The TLCA remains in place today and is the legislation under which the Applicant is incorporated, regulated and supervised.

In the Applicant’s view the Release remains relevant because the SEC’s description of Canadian and United States laws and regulations relating to the supervision and examination of indenture trustees continues to be true and correct, in all material respects, today even though the TLCA is now the governing regulatory framework. In 1992, the TCLA replaced the CTCA which is referenced in the Release, but the TCLA and the CTCA are substantively similar except that the TLCA provides additional oversight of indenture trustees as described above.

(b) Given the analysis in Section (a) above (which provides a detailed overview of United States and Canadian regulation and administration with respect to supervision and examination of indenture trustees), the United States and Canadian regulations with respect to supervision and examination of indenture trustees are substantially equivalent.

(c) The Canadian system of multijurisdictional disclosure permits United States institutional trustees to be appointed as a trustee under a trust indenture if:

(i) the trust indenture under which the obligations are issued or guaranteed is subject to and complies with the Trust Indenture Act of 1939 of the United States of America; and

(ii) at least one person or company appointed as trustee under the trust indenture:

(A)	is resident in the local jurisdiction,

(B)	is authorized to do business in the local jurisdiction, or

(C)	has filed a duly executed submission to jurisdiction and appointment of agent for service of process in section 3 of the required form.

In addition, restructuring transactions of previously issued debt securities implemented pursuant to a court approved plan of arrangement (such as the transaction at hand) are not classified as securities offerings under the Canadian system of multijurisdictional disclosure. However, the requirements for a United States institutional trustee to serve as an indenture trustee in connection with a restructuring transaction are similar in nature to the requirements under an offering of securities under the Canadian multijurisdictional disclosure system described above, provided that at least one trustee appointed to serve as an indenture trustee (if more than one is appointed) is a registered trust company under a jurisdiction of Canada unless an exemption is obtained (which exemptions are typically available for foreign trustees (including US institutional trustees) that are subject to substantially similar regulatory requirements).

Item 16. List of exhibits.

Exhibits 1.1 – 1.2 – A copy of the letters patent of incorporation and letters patent of continuance of Odyssey Trust Company now in effect.

Exhibit 2 – A copy of the certificate of authority of Odyssey Trust Company to commence and carry on business and to exercise corporate trust powers.

Exhibit 3 – NOT APPLICABLE (authorization is contained in paragraph (1) and (2) above). A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2) above.

Exhibit 4 – A copy of the existing bylaws of the trustee, or instruments corresponding thereto.

Exhibit 5 – NOT APPLICABLE. A copy of each indenture referred to in Item 4, if the obligor is in default.

Exhibit 6 – A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 7 – Trustee’s consent to service of process on Form F-X.

Exhibits 8.1 – 8.5 – Copies of applicable statutes, rules, regulations, and the administrative interpretations of those provisions affecting (a) substantial equivalency of regulation with respect to supervision or examination of the trustee in the foreign jurisdiction to that of trustees subject to the jurisdiction of the laws of the United States, any State, Territory, or the District of Columbia; and (b) eligibility of United States persons to act as sole indenture trustees in the foreign jurisdiction.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Odyssey Trust Company, a trust company organized and existing under the laws of Alberta, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Calgary, and Province of Alberta, on the 22nd day of May, 2025.

/s/ Amy Douglas
(Trustee)

By:	Amy Douglas, Managing Director, Corporate Trust